December 16, 2022TSX: SAM

Starcore Reports Q2 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the second quarter ended October 31, 2022 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“The reduced production and lower metal prices have affected our results this quarter; however, we still maintain a healthy cash reserve of over $8.8million,” reported Robert Eadie, CEO of the Company. “This in spite of actively expanding our exploration at the San Martin mine and completing a mineral resource estimate and NI 43-101 compliant technical report for our El Creston project in Sonora, Mexico.”

Financial Highlights for the three-month period ended October 31, 2022 (unaudited):

•	Cash and short-term investments on hand is $8.8 million at October 31, 2022;
•	Gold and silver sales of $4.8 million;
•	Loss from mining operations of $0.1 million;
•	Loss of $1.8 million, or ($0.03) per share;
•	EBITDA(1) of $0.1 million for the six month period ended October 31, 2022.

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and six months ended October 31, 2022 and 2021:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended October 31,		Six Months ended October 31,
	2022	2021	2022	2021
Revenues	$4,812	$6,672	$11,562	$12,833
Cost of Sales	(4,944)	(5,306)	(10,647)	(9,903)
Earnings (Loss) from mining operations and toll processing	(132)	1,366	915	2,930
Administrative expenses, interest and foreign exchange	(1,334)	(1,240)	(2,770)	(1,750)
Unrealized loss on investment	(20)	(205)	(123)	(205)
Loss on Toiyabe	-	-	-	(39)
Income tax - deferred (expense) recovery	(288)	(239)	(454)	(319)
Net income (Loss)	$(1,774)	$(318)	$2,432	$617
(i) Income (Loss) per share – basic	$(0.03)	$(0.00)	$(0.04)	$0.01
(ii) Income (Loss) per share – diluted	$(0.03)	$(0.00)	$(0.04)	$0.01

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

4)

Reconciliation of Net income to EBITDA(1)
For the six months ended October 31,	2022	2021
Net income (loss)	$(2,432)	$617
Loss on sale of exploration property	-	39
Unrealized loss on investment	123	205
Income tax expense (recovery)	288	319
Depreciation and depletion	2,127	1,702
EBITDA	$106	$2,882
EBITDA MARGIN(2)	1.0%	22.5%
(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended October 31, 2022:

•	Equivalent gold production of 2,452 ounces;
•	Mine operating cash cost of US$1,546/EqOz;
•	All-in sustaining costs of US$1,674/EqOz for the six months ended October 31, 2022.

The following table is a summary of mine production statistics for the San Martin mine for the three and six months ended October 31, 2022 and for the previous year ended April 30, 2022:

		Actual Results for
	Unit of measure	3 months ended October 31, 2022	6 months ended October 31, 2022	12 months ended April 30, 2022
Mine Production of Gold in Dore	thousand ounces	2.3	5	10.0
Mine Production of Silver in Dore	thousand ounces	11.4	30.0	85.4
Gold equivalent ounces	thousand ounces	2.5	5.4	11.2

Silver to Gold equivalency ratio		88.0	86.9	75.0
Mine Gold grade	grams/tonne	1.45	1.58	1.58
Mine Silver grade	grams/tonne	13.0	17.1	23.0
Mine Gold recovery	percent	87.1%	88.4%	88.2%
Mine Silver recovery	percent	47.7%	48.6%	51.4%
Milled	thousands of tonnes	57.2	112.4	224.4
Mine operating cash cost per tonne milled	US dollars/tonne	66	67	62
Mine operating cash cost per equivalent ounce	US dollars/ounce	1,546	1,397	1,239

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA

Telephone: (604) 602-4935 ext. 214

Email: garca@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.